UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

SANCHEZ MIDSTREAM PARTNERS LP
 (Name of Issuer)

COMMON UNITS
 (Title of Class of Securities)

79971C201
 (CUSIP Number)

Adrienne Saunders
General Counsel
c/o Stonepeak Infrastructure Partners
 55 Hudson Yards
550 W. 34th St., 48th Floor
New York, NY 10001
212-907-5100
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 5, 2020
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No: 79971C201	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS

SP COMMON EQUITY SUBSIDIARY LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,650,439 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,650,439 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,650,439 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.3%

14	TYPE OF REPORTING PERSON
OO

1.  This amount includes 140,647 Common Units that are subject to vesting.

SCHEDULE 13D

CUSIP No: 79971C201	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK CATARINA UPPER HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
PN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK ASSOCIATES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP HOLDINGS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
PN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS

STONEPEAK GP INVESTORS MANAGER LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
OO, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS

MICHAEL DORRELL

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
IN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSONS

TRENT VICHIE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
7,369,094 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
7,369,094 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,369,094 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.1%

14	TYPE OF REPORTING PERSON
IN, HC

1.	This amount includes 140,647 Common Units that are subject to vesting.
2.	This amount includes approximately 2,325,364 Common Units that the Reporting Person currently has the right to acquire upon exercise of the Warrant.

SCHEDULE 13D

CUSIP No: 79971C201	Page 12 of 18 Pages

Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended by adding the following:

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Units (the “Common Units”) of Sanchez Midstream Partners LP (the “Issuer” or the “Partnership”) that the Reporting Persons are deemed to beneficially own. The Issuer’s principal executive offices are located at 1360 Post Oak Blvd, Suite 2400, Houston, TX, 77056. This Amendment No. 8 amends and supplements the statement on the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 26, 2015, as amended by Amendment No. 1, filed with the SEC on January 27, 2017, Amendment No. 2, filed with the SEC on February 22, 2017, Amendment No. 3, filed with the SEC on May 31, 2017, Amendment No. 4 filed with the SEC on February 4, 2019, Amendment No. 5, filed with the SEC on August 6, 2019, Amendment No. 6, filed with the SEC on September 4, 2020, and Amendment No. 7, filed with the SEC on September 9, 2020  (collectively the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c, f) This Schedule 13D is filed on behalf of each of the following persons (collectively, the “Reporting Persons”): (i) SP Common Equity Subsidiary LLC, a Delaware limited liability company (“SPCE Sub”), (ii) Stonepeak Catarina Holdings LLC, a Delaware limited liability company (“Stonepeak Catarina”); (iii) Stonepeak Catarina Upper Holdings LLC, a Delaware limited liability company; (iv) Stonepeak Infrastructure Fund (Orion AIV) LP, a Delaware limited partnership; (v) Stonepeak Associates LLC, a Delaware limited liability company; (vi) Stonepeak GP Holdings LP, a Delaware limited partnership; (vii) Stonepeak GP Investors LLC, a Delaware limited liability company; (viii) Stonepeak GP Investors Manager LLC, a Delaware limited liability company; (ix) Michael Dorrell (“Mr. Dorrell”), a citizen of the United States of America; and (x) Trent Vichie (“Mr. Vichie”), a citizen of the United States of America (each of (ii) through (x), collectively, the “Catarina Reporting Persons”).

This Schedule 13D relates to Common Units held directly by SPCE Sub and Common Units, Class C Preferred Units and a Warrant to acquire Common Units held directly by Stonepeak Catarina. SPCE Sub is an entity formed to hold Common Units. Stonepeak Catarina is the sole member of SPCE Sub. Stonepeak Catarina Upper Holdings LLC is the managing member of Stonepeak Catarina Holdings LLC. Stonepeak Infrastructure Fund (Orion AIV) LP is the managing member of Stonepeak Catarina Upper Holdings LLC. Stonepeak Associates LLC is the general partner of Stonepeak Infrastructure Fund (Orion AIV) LP. Stonepeak GP Holdings LP is the sole member of Stonepeak Associates LLC. Stonepeak GP Investors LLC is the general partner of Stonepeak GP Holdings LP. Stonepeak GP Investors Manager LLC is the managing member of Stonepeak GP Investors LLC.  Each of Mr. Dorrell and Mr. Vichie serve as a managing member of Stonepeak GP Investors Manager LLC.

The address of the principal office for each of the Reporting Persons is 55 Hudson Yards, 550 W. 34th St., 48th Floor, New York, NY 10001.

The agreement among each of the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit P.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No: 79971C201	Page 13 of 18 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

Following completion of the contribution to SPCE Sub of 4,650,439 Common Units held by the Sanchez Holders (including 140,647 Common Units that are subject to vesting), as described in Amendment No. 7, effective October 5, 2020, Stonepeak Catarina became the sole member of SPCE Sub.

 In addition, on October 6, 2020, SP Holdings, a wholly-owned subsidiary of Stonepeak Catarina and the sole member of the General Partner, began engaging in non-binding discussions with the Board about terminating or, alternatively, amending and restating the Amended and Restated Shared Services Agreement (the “Agreement”), dated as of March 6, 2015, between SP Holdings and the Partnership, which is filed as exhibit 10.14 to the Partnership’s Annual Report on Form 10-K filed March 13, 2020.  If terminated, which SP Holdings may unilaterally do upon 180 days’ prior written notice to the Partnership, the Partnership would be required to pay to SP Holdings an amount that is estimated to be in excess of $40 million (the “Termination Fee”), inclusive of the accrued quarterly asset management fee payable in Common Units each quarter the Agreement is in effect.  In accordance with the Agreement, SP Holdings has the option to receive payment of such Termination Fee in cash or Common Units.

As an alternative to terminating the Agreement, SP Holdings is also discussing with the Board amending and restating the Agreement to, among other things, eliminate SP Holdings’ right to receive certain substantial fees payable by the Partnership for services rendered to the Partnership and upon termination of the Agreement, in exchange for the issuance by the Partnership of a number of Common Units to SP Holdings, the exact amount of which is subject to negotiation.

To the extent either of the forgoing alternatives is effected and results in the Partnership issuing Common Units to SP Holdings or its designee, SP Holdings and its affiliates, including the Reporting Persons, may have the ability to cause the General Partner to exercise its right to purchase all of the Common Units outstanding not held by the General Partner or its controlled affiliates, pursuant to Section 15.1 of the Third Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 2, 2019, which is filed as exhibit 3.4 to the to the Partnership’s Annual Report on Form 10-K filed March 13, 2020.

The Reporting Persons expect to continue to engage in discussions and negotiations regarding the forgoing alternatives.  Any amendment and/or restatement of the Agreement is subject to the satisfactory negotiation of definitive terms and negotiation and execution of a definitive agreement.

The foregoing disclosures shall not be deemed to provide any assurances that any of the foregoing will be consummated or of any terms or timing of the foregoing.  The Reporting Persons retain the right to withdraw or modify their plans at any time.

The Reporting Persons reserve the right to formulate other plans or make other proposals which could result in one or more of the transactions, events or actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, and to modify or withdraw any such plan or proposal at any time.

Item 5.	Interest in Securities of the Issuer

Item 5(a) - (c) of the Schedule 13D is hereby amended by adding the following:

(a) As of the date hereof, each of the Catarina Reporting Persons may be deemed the beneficial owner of 7,369,094 Common Units, which amount represents approximately 33.1% of the outstanding Common Units. This amount includes: (i) 393,291 Common Units held directly by Stonepeak Catarina; (ii) approximately 2,325,364 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina; and (iii) 4,650,439 Common Units held directly by SPCE Sub (including 140,647 Common Units that are subject to vesting).  As of the date hereof, SPCE Sub may be deemed the beneficial owner of 4,650,439 Common Units, which amount represents approximately 23.3% of the outstanding Common Units.

SCHEDULE 13D

CUSIP No: 79971C201	Page 14 of 18 Pages

The foregoing beneficial ownership percentages are based on the 19,953,880 Common Units outstanding as of August 12, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, filed on August 12, 2020, plus, for purposes of calculating the Catarina Reporting Persons’ beneficial ownership pursuant to Rule 13d-3(d)(1)(i) under the Act, the approximately 2,325,364 Common Units currently issuable upon exercise of the Warrant for approximately 22,279,244 Common Units outstanding.

(b) The Catarina Reporting Persons have shared voting power and shared dispositive power with regard to the 393,291 Common Units held directly by Stonepeak Catarina and the approximately 2,325,364 Common Units that the Catarina Reporting Persons currently have the right to acquire upon exercise of the Warrant held directly by Stonepeak Catarina. The Reporting Persons have shared voting power and shared dispositive power with regard to the 4,650,439 Common Units held directly by SPCE Sub.

(c) The response to Item 4 of this Amendment No. 8 is incorporated by reference herein.  Except as set forth in the Schedule 13D, there were no transactions in Common Units by the Reporting Persons since the most recent filing of Schedule 13D by the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The response to Item 4 of this Amendment No. 8 is incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit P:	Joint Filing Agreement

SCHEDULE 13D

CUSIP No: 79971C201	Page 15 of 18 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SP COMMON EQUITY SUBSIDIARY LLC

By:	STONEPEAK CATARINA HOLDINGS LLC, its sole member
By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

CUSIP No: 79971C201	Page 16 of 18 Pages

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie

October 6, 2020

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D

CUSIP No: 79971C201	Page 17 of 18 Pages

EXHIBIT P

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Units of Sanchez Midstream Partners LP, dated as of October 6, 2020, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Dated: October 6, 2020

SP COMMON EQUITY SUBSIDIARY LLC

By:	STONEPEAK CATARINA HOLDINGS LLC, its sole member
By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA HOLDINGS LLC

By:	STONEPEAK CATARINA UPPER HOLDINGS LLC, its managing member
By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK CATARINA UPPER HOLDINGS LLC

By:	STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP, its managing member
By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK INFRASTRUCTURE FUND (ORION AIV) LP

By:	STONEPEAK ASSOCIATES LLC, its general partner
By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

SCHEDULE 13D

CUSIP No: 79971C201	Page 18 of 18 Pages

STONEPEAK ASSOCIATES LLC

By:	STONEPEAK GP HOLDINGS LP, its sole member
By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP HOLDINGS LP

By:	STONEPEAK GP INVESTORS LLC, its general partner
By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS LLC

By:	STONEPEAK GP INVESTORS MANAGER LLC, its managing member
By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

STONEPEAK GP INVESTORS MANAGER LLC

By:	/s/ Michael Dorrell
Name:	Michael Dorrell
Title:	Managing Member

By:	/s/ Michael Dorrell
Name:	Michael Dorrell

By:	/s/ Trent Vichie
Name:	Trent Vichie